Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the Fiscal 2025, and Issues Fiscal 2026 Production, Cash Costs, and Capital Expenditure Guidance

Trading Symbol:           TSX/NYSE American: SVM

VANCOUVER, BC, April 16, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the fourth quarter ("Q4 Fiscal 2025") and fiscal year ended March 31, 2025 ("Fiscal 2025") and the production and cost guidance for the 2026 fiscal year ending March 31, 2026 ('Fiscal 2026"). Silvercorp expects to release its Fiscal 2025 audited financial results on Thursday, May 22, 2025, after market close.

Q4 Fiscal 2025 Operational Highlights

  Revenue of approximately $75.1 million, an increase of 76% over the same quarter last year ("Q4 Fiscal 2024");
  Ore processed  345,984 tonnes, up 46% over Q4 Fiscal 2024;
  Silver production of 1.6 million ounces, an increase of 42% over Q4 Fiscal 2024; silver equivalent (only silver and gold)i production of approximately 1.9 million ounces, compared to 1.3 million ounces in Q4 Fiscal 2024;
  Lead production of approximately 16.3 million pounds, an increase of 30% over Q4 Fiscal 2024; and
  Zinc production of approximately 4.4 million pounds, a decrease of 3% over Q4 Fiscal 2024.

Fiscal 2025 Operational Highlights

  Record revenue of approximately $298.9 million, up 39% over Fiscal 2024;
  Record silver production of approximately 6.9 million ounces, up 12% and within the Company's annual production guidance to produce 6.8 to 7.2 million ounces of silver in Fiscal 2025; silver equivalent (only silver and gold) production of approximately 7.6 million ounces, an increase of 11% over Fiscal 2024.

Q4 Fiscal 2025 Operational Results

At the Ying Mining District, 304,224 tonnes of ore were processed, up 69% over Q4 Fiscal 2024. Approximately 1,563 Koz (thousands of ounces) of silver, 3,110 oz (ounces) of gold, or 1,850 Koz of silver equivalent plus 15,563 Klbs (thousands of pounds) of lead, and 2,039 Klbs of zinc were produced, representing production increases of 62%, 47%, 50%, 38%, and 17%, respectively, in gold, silver, silver equivalent, lead and zinc over Q4 Fiscal 2024.

At the GC Mine, 41,760 tonnes of ore were processed, down 27% over Q4 Fiscal 2024. Approximately 67 Koz of silver, 699 Klbs of lead, and 2,365 Klbs of zinc were produced, representing decreases of 23%, 42% and 16%, respectively, in silver, lead and zinc over Q4 Fiscal 2024.

	Q4 Fiscal 2025			Q4 Fiscal 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Production Data
Ore Processed (tonnes)	304,224	41,760	345,984	180,267	57,226	237,493
Gold ore (tonne)	39,025	—	39,025	21,843	—	21,843
Silver ore (tonne)	265,199	41,760	306,959	158,424	57,226	215,650

Head Grades
Silver (gram/tonne)	172	61		197	57
Lead (%)	2.6	0.9		3.1	1.1
Zinc (%)	0.5	2.9		0.6	2.5

Recovery Rates
Silver (%)	94.2	83.7		94.4	83.2
Lead (%)	92.3	87.4		95.0	89.8
Zinc (%)	67.3	90.3		70.2	89.3

Metal Production
Gold (oz)	3,110	—	3,110	1,916	—	1,916
Silver (Koz)	1,563	67	1,630	1,063	87	1,150
Silver equivalent (Koz)	1,850	67	1,917	1,237	87	1,324
Lead (Klb)	15,563	699	16,262	11,317	1,210	12,527
Zinc (Klb)	2,039	2,365	4,404	1,750	2,809	4,559

Metals Sold
Gold (oz)	3,465	—	3,465	1,916	—	1,916
Silver (Koz)	1,522	77	1,599	1,052	87	1,139
Lead (Klb)	15,479	784	16,263	10,821	1,051	11,872
Zinc (Klb)	2,087	2,401	4,488	1,730	2,702	4,432

Fiscal 2025 Operational Results

At the Ying Mining District, 1,013,659 tonnes of ore were processed, up 24% over Fiscal 2024. A total of 6,431 Koz of silver, 7,495 oz of gold, or 7.495 Koz of silver equivalent, 56,847 Klbs of lead, and 8,552 Klbs of zinc were produced, representing increases of 13%, 3%, 12%, 1% and 4%, respectively, in silver, gold,  silver equivalent, lead and zinc  over Fiscal 2024.

At the GC Mine, 299,036 tonnes of ore were processed, up 3% over Fiscal 2024. A total of  517 Koz of silver, 5,323 Klbs of lead, and 14,765 Klbs of zinc were produced, representing decreases of 2%, 23% and 3%, respectively, in silver, lead and zinc over Fiscal 2024.

	Year ended March 31, 2025			Year ended March 31, 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Production Data
Ore Processed (tonne)	1,013,659	299,036	1,312,695	816,145	290,050	1,106,195
Gold ore (tonne)	86,488	—	86,488	58,262	—	58,262
Silver ore (tonne)	927,171	299,036	1,226,207	757,883	290,050	1,047,933

Head Grades
Silver (gram/tonne)	212	67		231	69
Lead (%)	2.8	0.9		3.4	1.2
Zinc (%)	0.6	2.5		0.7	2.6

Recovery Rates
Silver (%)	94.7	83.1		94.9	82.0
Lead (%)	93.6	89.3		95.1	90.5
Zinc (%)	69.7	90.3		70.6	90.0

Metal Production
Gold (oz)	7,495	—	7,495	7,268	—	7,268
Silver (Koz)	6,431	517	6,948	5,677	527	6,204
Silver equivalent (Koz)	7,072	517	7,589	6,317	527	6,844
Lead (Klb)	56,847	5,323	62,170	56,269	6,902	63,171
Zinc (Klb)	8,552	14,765	23,317	8,213	15,172	23,385

Metals Sold
Gold (oz)	7,577	—	7,577	7,268	—	7,268
Silver (Koz)	6,405	525	6,930	5,717	518	6,235
Lead (Klb)	56,787	5,469	62,256	54,292	6,333	60,625
Zinc (Klb)	8,601	14,868	23,469	8,240	15,010	23,250

Fiscal 2026 Production, Cash Costs, and Capital Expenditure Guidance

  Guidance for Fiscal 2026 production, cash and all-in sustaining (AIS)costs

In Fiscal 2026, the Company expects to process 1,331,000 to 1,369,000 tonnes of ore, yielding approximately 8,100 to 9,000 oz of gold, 7,380 to 7,600 Koz of silver, 65,200 to 66,900 Klbs of lead, and 29,300 to 30,300 Klbs of zinc. The guidance represents 1% - 4% increase in ore processed, and  21% to 39% in gold, 6% to 9% in silver, 5% to 8% in lead, and 26% to 30% in zinc metal production, compared to the Fiscal 2025 results.

Production	F2026 Guidance						Year ended March 31, 2025
	Ying Mining District		GC		Consolidated		Ying Mining District	GC	Consolidated
	Low	High	Low	High	Low	High	Actual
Ore Processed (tonne)	1,031,000	1,057,000	300,000	312,000	1,331,000	1,369,000	1,013,659	299,036	1,312,695
Gold ore (tonne)	131,000	142,000	—	—	131,000	142,000	86,488	—	86,488
Silver ore (tonne)	900,000	915,000	300,000	312,000	1,200,000	1,227,000	927,171	299,036	1,226,207

Head Grades
Gold (gram/t)	0.3		—				0.3	—
Silver (gram/t)	225		74				212	67
Lead (%)	2.8		1.1				2.8	0.9
Zinc (%)	0.7		2.9				0.6	2.5

Metal Production
Gold (oz)	9,100	10,400	—	—	9,100	10,400	7,495	—	7,495
Silver (in Koz)	6,800	7,000	580	600	7,380	7,600	6,431	517	6,948
Lead (in Klb)	58,800	60,300	6,400	6,600	65,200	66,900	56,847	5,323	62,170
Zinc (in Klb)	11,800	12,200	17,500	18,100	29,300	30,300	8,552	14,765	23,317

Costs	F2026 Guidance						Nine months ended December 31, 2024
	Ying Mining District		GC		Consolidated		Ying Mining District	GC	Consolidated
Cash Cost ($/t)	86.8	88.4	60.3	60.8	80.7	82.1	89.2	51.4	80.2
AISC ($/t)	157.8	160.5	90.9	92.6	154.8	157.8	146.6	77.9	145.7

The Ying Mining District plans to process 1,031,000 to 1,057,000 tonnes of ore, to produce 9,100 to 10,400 oz of gold, 6,800 to 7,000 Koz of silver, 58,800 to 60,300 Klbs of lead, and 11,800 to 12,200 Klbs of zinc for Fiscal 2026. This production guidance represents production increases of 2% to 4% in ore, 21% to 39% in gold, 6% to 9% in silver, 3% to 6% in lead and 38% to 43% in zinc, compared to the Fiscal 2025 results.

The cash costii at the Ying Mining District is expected to be $86.8 to $88.4 per tonne of ore, comparable to the cash cost of $89.2 for the first nine months of Fiscal 2025 ended December 31, 2024.  The all-in sustaining  cost (AISC)ii  is estimated at $157.8 to $160.5 per tonne, higher than the AISC of $146.6 recorded in the first nine months of Fiscal 2025 due to the new regulation of 2.3% mineral right royalty in China.

The GC Mine plans to process 300,000 to 312,000 tonnes of ore to produce 580 to 600 Koz of silver, 6,400 to 6,600 Klbs of lead, and 17,500 to 18,100 Klbs of zinc. Fiscal 2026 production guidance at the GC Mine represents production increases of 0.3% to 4% in ore and 12% to 16% in silver, 20% to 24% in lead and 19% to 23% in zinc compared to the Fiscal 2025 results.

The cash cost at the GC Mine is expected to be $60.3 to $60.8 per tonne of ore, compared to $51.4 recorded in the first nine months of Fiscal 2025. The AISC is estimated at $90.9 to $92.6 per tonne of ore processed, compared to $77.9 recorded in the first nine months of Fiscal 2025 as more development tunneling has been planned in Fiscal 2026. The mineral right royalty will not apply to the GC Mine until the mining license is renewed in 2040.

The consolidated cash cost in Fiscal 2026 is expected to be $80.7 to $82.1 per tonne, while the consolidated AISC is expected to be $154.8 to $157.8 per tonne.

  Fiscal 2026 capital expenditure guidance for China Operations

The table below summarizes the capital expenditure the Company expects to be incurred for our projects in China in Fiscal 2026.

			Fiscal 2026 Guidance
			Ying Mining District	GC Mine	Kuanping	Total
Capitalized Expenditures	Ramp and Development Tunneling[1]	(Metres)	38,800	5,700	6,300	50,800
		($ Million)	25.3	3.6	2.7	31.6
	Exploration Tunneling	(Metres)	67,700	11,100	1,300	80,100
		($ Million)	24.8	3.9	0.4	29.1
	Diamond Drilling	(Metres)	190,600	48,400	—	239,000
		($ Million)	5.8	1.1	—	6.9
	Facilities and Equipment1	($ Million)	17.5	0.7	0.8	19.0
	Total	($ Million)	73.4	9.3	3.9	86.6
Expensed (included as cash cost)	Mining Preparation Tunneling	(Metres)	67,300	11,400	—	78,700
		($ Million)	27.1	4.6	—	31.7
	Diamond Drilling	(Metres)	58,500	12,600	—	71,100
		($ Million)	1.7	0.3	3.9	2.0
Note 1: Items included in AISC

1.       Ying Mining District

The total capital expenditure at the Ying Mining District in Fiscal 2026 is estimated at $73.4 million as the Company continues to optimize the mine plan to increase ore production and grow its mineral resources. Projected spending will be:

  $25.3 million to develop 38,800 metres of ramps and tunnels for transportation and access, included in AISC;
  $24.8 million to develop 67,700 metres of exploration tunnels and $5.8 million to drill 190,600 metres of exploration diamond drill holes; and
  $17.5 million on equipment replacement and facility upgrade and construction, included in AISC.

In addition to the above work, the Company also plans to complete and expense 67,300 metres of mining preparation tunnels and 58,500 metres of diamond drilling at the Ying Mining District, included as part of the cash cost.

2. GC Mine

The total capital expenditure at the GC Mine in Fiscal 2026 is estimated at $9.3 million to maintain its production and mineral resources. Projected spending will be:

  $3.6 million to develop 5,700 metres of ramps and tunnels, included in AISC;
  $3.9 million to develop 11,100 metres of exploration tunnels and $1.1 million to drill 48,400 metres of exploration diamond drill holes; and
  $0.7 million on equipment replacement, facility upgrades and construction, included in AISC.

In addition to the above work, the Company also plans to complete and expense 11,400 metres of mining preparation tunnels and 12,600 metres of diamond drilling at the GC Mine, included as part of the cash cost.

3. Kuanping Project

The Kuanping Project has received all permits and licenses for mine construction, and the access road and site preparation work has started. In Fiscal 2026, the Company will invest $3.9 million for the construction of the mine, which includes $2.7 million on 6,300 metres of ramp and tunnel development  $0.4 million on 1,300 metres of exploration tunnels, $0.8 million on equipment.

4. Fiscal 2026 capital expenditure guidance for Ecuador Operations

The Company is preparing a separate press release on the guidance of its Ecuador Operations.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS
This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the Company's Fiscal 2026 production, cash costs, and capital expenditures guidance, and timing of release the Company's Fiscal 2025 audited financial results. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; changes in national and local government's taxation, controls, political or economic developments; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

iiCash cost and AISC per tonne are non-GAAP measures. Cash cost per tonne is calculated based on the total cash production cost on a sales basis, adjusted for changes in inventory, to arrive at total cash cost that is related to ore production during the period. The total cash cost is then further divided into mining cost, shipping cost, and milling cost. Cash cost per tonne is the total of per tonne mining cost, per tonne milling cost, and per tonne milling cost. AISC is the extensions of cash cost. AISC per tonne is based on the Company's cash cost, and further include general and administrative expenses, government fees and other taxes, reclamation costs accretion, lease liability payments, and sustaining capital expenditures that already paid. Mineral resources tax, which mainly levy based on revenue, are not included in the calculation of AISC.

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CNW 07:30e 16-APR-25